

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2012

Via E-mail
Jeffrey W. Ferguson, General Counsel
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505

> **Re: The Carlyle Group L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-176685**

Dear Mr. Ferguson:

We have reviewed your amended registration statement and response letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Organizational Structure, page 81

1. Please revise your diagram to depict the percentage ownership each of the Carlyle Holdings entities will have in each Parent Entity.   Please also tell us what consideration you gave to depicting the ownership information contained in footnote (2) in the chart.

Cash Distribution Policy, page 91

2. We note your response to prior comment 10 in our letter dated February 3, 2012. Given your discussion of co-investments on page 237 of the filing, please address why cash distributions to the owners of the Parent Entities as reflected in your financial statements would include distributions related to co-investments. Please fully explain all the accounting implications of co-investments on your historical financial statements as well as on your post-reorganization financial statements.

3. We note your responses to prior comments 11 and 12 in our letter dated February 3, 2012. In your discussion on pages 92 and 93 of your historical cash distributions, please clarify that cash distributions net of compensatory payments, distributions related to co-investments and distributions related to the Mubadala investment are sourced from the income of the Parent Entities, including the net income of management-fee earning subsidiaries and the Parent Entities' share of the income of the fund general partners, which includes carried interest not allocated to investment professionals at the fund level, as you have done in your supplemental response to comment 11.

Operating Metrics

Fee-Earning Assets Under Management, page 112

4. We note your response to prior comment 13 in our letter dated February 3, 2012. You do not believe that the presentation of gross subscriptions and gross redemptions conveys material information about the underlying causes of changes in AUM and fee-earning AUM that is not already captured in the presentation of subscriptions, net of redemptions. We continue to believe that the gross presentation of subscriptions and redemptions would provide additional meaningful information. Specifically, these disclosures would enable readers to clearly identify any trends depicted by each of these gross amounts. If you continue to believe the presentation of such gross amounts are not necessary to an understanding of your AUM and fee-earning AUM, please provide us the gross subscriptions and gross redemptions for each period presented and address any apparent trends in these amounts.

Cash Flows, page 169

5. Please discuss all material changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. This discussion should address those matters that have materially affected the most recent period presented but are not expected to have short or long-term implications, and those matters that have not materially affected the most recent period presented but are expected materially to affect future periods. Refer to Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance. You should address the impact of your consolidated funds and CLOs to the extent that they contribute to material changes in each of these categories of cash flows. For example, your discussion of cash flows from financing activities for the year ended December 31, 2010 compared to the year ended December 31, 2009 refers to an increase in distributions of $572 million and the increase in borrowing proceeds in excess of principal payments from loans payable of $582 million. Given that your net cash used from financing activities increased by $1.9 billion from 2009 to 2010, you should further expand your discussion to address the significant factors that led to the remaining material change.

Unaudited Pro Forma Financial Information, page 191

6. We note your response to prior comment 21 in our letter dated February 3, 2012. For components (a) and (c), the restructured beneficial interests and carried interest rights will be in consolidated subsidiaries of Carlyle Holdings; therefore these interests will be presented as non-controlling interests in consolidated subsidiaries. In your response to comment 30 in your letter dated January 10, 2012, you stated that beneficial interests and carried interest rights will be restructured to a separate legal entity controlled by the individual existing owners (a non-consolidated entity). Please help us better understand what rights will be in consolidated subsidiaries versus those that will be in non-consolidated entities as well as why there is a difference.

Carried Interest, page 249

7. We note your disclosure in the last paragraph that ownership of carried interest is subject to a range of vesting schedules. Please revise this disclosure to clarify the types of carried interest that are subject to vesting, and confirm that the vesting conditions relate to the passage of time and continued employment of the recipient of the carried interest. Please also confirm to us that the carried interest received by the named executive officers as a result of their ownership in the Parent Entities is not subject to vesting.

8. We note your disclosure in the Summary Compensation Table on page 250 that Mr. Ferguson and Mr. Youngkin own direct carried interest allocations at the fund level. In the first paragraph in the "Carried Interest" section on page 249, you state that you concentrate the direct ownership of carried interest at the fund level among the professionals who work directly with those particular funds. In this regard, please revise this section to discuss the factors considered in determining to allocate to Mr. Ferguson and Mr. Youngkin direct ownership in the carried interest at the fund level. In your discussion, please address how the allocation of carried interest to them at the fund level, which is compensation, is aligned with their performance. Please also identify the funds in which Mr. Ferguson and Mr. Youngkin own carried interest.

Summary Compensation Table, page 250

9. We note your responses to comments 28 and 29 in our letter dated February 3, 2012. Please report the accrued compensation expense to reflect the carried interest allocations at the fund level in the "All Other Compensation" column of the table, and also include footnote disclosure of the actual corresponding cash distributions the named executive officers received. In the event that the accrued compensation expense would be below zero (i.e. a negative amount), please confirm that you will record zero in the "All Other Compensation" column and include footnote disclosure of the negative amount. Finally, please confirm that you will not take into account any negative amounts in identifying the named executive officers to be included in the Summary Compensation Table pursuant to Items 402(a)(3)(iii) and (iv) of Regulation S-K.

Principal Unitholders, page 263

10. Please note that we may have additional comments once you have filled in the blanks in the table.

Financial Statements

General

11. Please ensure that your financial statements and corresponding financial information included are updated in accordance with Rule 3-12 of Regulation S-X.

Audited Financial Statements

Note 3. Acquisitions and Acquired Intangible Assets

Acquisition of Claren Road Asset Management, page F-20

12. We note your response to prior comment 23 in our letter dated February 3, 2012. You indicate that "based on the provisions of ASC 805-10-55-24 and 25 that the Class B interests should be accounted for outside of the business combination, in accordance with other applicable U.S. GAAP." Please reconcile this statement to your statement that "the measured liability at December 31, 2010 of approximately $97 million is included in the table on F-20 in the line item "contingent and other consideration."

13. We also note your disclosure on page F-20 that "the Company may pay additional contingent consideration up to $255.2 million, which represents management's estimate of the maximum amount of consideration to be paid, over a period of ten years based on the achievement of certain performance criteria, including AUM growth and certain service requirements. With reference to the certain service requirements and the guidance set forth in ASC 805-10-55-24 and 25, please tell us whether this arrangement is part of the exchange for Claren Road or a transaction separate from the business combination.

Unaudited Financial Statements

Notes to the Financial Statements

Note 3. Acquisitions and Acquired Intangible Assets, page F-80

14. We note your response to prior comment 36 in our letter dated February 3, 2012. The acquisition-date fair value of the contingent consideration was $15.5 million and $60.4 million for the AlpInvest and ESG acquisitions, respectively. It remains unclear how these liabilities are reflected in the table of estimated fair value of assets acquired and liabilities assumed and non-controlling interest on page F-80. For example, for the ESG

acquisition, you have recorded $11.7 million in accrued expenses and accrued compensation and benefits and $23.6 million as due to Carlyle partners; however, the liability related to the contingent consideration of $60.4 million is considerably higher than both of these items. Please clarify which line items in your table on page F-80 include these liabilities.

Note 10. Commitments and Contingencies

Other Contingencies, page F-107

15. Regarding the tax matter related to Carlyle Europe Real Estate Partners, L.P., you are unable to form a judgment as to whether an ultimate outcome unfavorable to the Luxembourg subsidiary in this matter is either "probable" or "remote." We note that this is a real estate fund that you do not consolidate. Please disclose the impact that this matter could have on your financial statements. If there is at least a reasonable possibility that you may have incurred a loss related to this matter, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Exhibits 10.23 and 10.24

16. We note that you have not filed the schedules and exhibits to the credit agreements. Please re-file the credit agreements as exhibits to your registration statement, including all schedules and exhibits thereto.

You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-mail
        Joshua Ford Bonnie, Esq.